Exhibit 99.1

Nevada Geothermal Power Inc.

Acquires Blue Mountain Mineral Rights

VANCOUVER, B.C. (April 9, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that Desert Valley Gold Co., a wholly owned NGP subsidiary, has acquired the mineral rights to Blue Mountain from Gryphon Gold Corp.'s wholly owned subsidiary, Nevada Eagle Resources (NER).  In order to protect access to the geothermal resource it was necessary for NGP to acquire these mineral rights.

On April 1, 2009, NGP paid NER US$50,000 for 31 claims subject to future production royalties.  NGP is required to pay a 2-per-cent net smelter return royalty (NSR) from the core claims and a 0.5-per-cent NSR on any future precious metal production that is derived from mineral rights located within the area of interest. The area of interest consists of 17 square miles.

“NGP remains focused on developing the geothermal potential at Blue Mountain. We are pleased to have secured the mineral claims in order to secure access to the geothermal resource,” stated Brian Fairbank, CEO & President.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain, ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power during the fourth quarter of 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.